Exhibit 99.3

Financial Statements

Innocoll Holdings Public Limited

Company

For the Period Ended 31 December 2015

Registered number: 544604

Innocoll Holdings Public Limited Company

Company Information

Directors	Turlough O’Connor (appointed 16 November 2015, resigned 16 March 2016)

Gordon Dunn (appointed 16 November 2015, resigned 16 March 2016)

Paula Horan (resigned 20 November 2015)

Andrew Lambe (resigned 17 November 2015)

Jonathan Symonds (appointed 16 March 2016)

David Brennan (appointed 16 March 2016)

A. James Culverwell (appointed 16 March 2016)

Rolf Schmidt (appointed 16 March 2016)

Joseph Wiley (appointed 16 March 2016)

Shumeet Banerji (appointed 16 March 2016)

Anthony Zook (appointed 16 March 2016)

Company secretary	Wilton Secretarial Limited

Registered number	544604

Registered office	Unit, 9 Block D Monksland Business Park Monksland Athlone County Roscommon Ireland

Independent auditors	Grant Thornton Chartered Accountants & Registered Auditors Molyneux House Bride Street Dublin 8 Ireland

Innocoll Holdings Public Limited Company

Contents

Page

Directors’ report	1 - 2

Directors’ responsibilities statement	3

Independent auditors’ report	4 - 5

Profit and loss account	6

Balance sheet	7

Notes to the financial statements	8 - 11

Innocoll Holdings Public Limited Company

Directors’ Report

For the Period Ended 31 December 2015

The directors present their report and the audited financial statements for the period ended 31 December 2015. Comparative information relates to the period from 28 May 2014 (date of incorporation) to 31 October 2015.

Principal activities

The company was incorporated on 28 May 2014 and did not trade during the current or prior period.

Directors and their interests

In accordance with Section 329 of the Companies Act 2014, the directors’ shareholdings and the movements therein during the period ended 31 December 2015 were as follows:

Ordinary shares
of €1 each
	31/12/15	1/11/15
Turlough O’Connor (appointed 16 November 2015, resigned 16 March 2016)	25,000	-
Gordon Dunn (appointed 16 November 2015, resigned 16 March 2016)	-	-
Paula Horan (resigned 20 November 2015)	-	-
Andrew Lambe (resigned 17 November 2015)	-	-

The shares held by Turlough O’Connor are held on behalf of Innocoll AG and are not regarded as beneficial holdings.

On 16 of March 2016 Turlough O’Connor and Gordon Dunn resigned from the board of directors and on the same date Jonathan Symonds, David Brennan, A. James Culverwell, Rolf Schmidt, Joseph Wiley, Shumeet Banerji and Anthony Zook were appointed as directors.

Principal risks and uncertainties

The company is dormant in nature and the directors do not believe that there are any risks or uncertainties pertaining to the entity.

Accounting records

The measures taken by the directors to ensure compliance with the requirements of Sections 281 to 285 of the Companies Act 2014 with regard to the keeping of accounting records, are the employment of appropriately qualified accounting personnel and the maintenance of computerised accounting systems. The company’s accounting records are maintained at the company’s registered office at 9 Block D, Monksland Business Park, Monksland, Athlone, County Roscommon, Ireland.

Research and development activities

The company did not engage in any research or development during the period ended 31 December 2015.

Innocoll Holdings Public Limited Company

Directors’ Report

For the Period Ended 31 December 2015

Statement of relevant audit information

Each of the persons who are directors at the time when this Directors’ Report is approved has confirmed that:

•	so far as that director is aware, there is no relevant audit information of which the company’s auditors are unaware, and

•	that director has taken all the steps that ought to have been taken as a director in order to be aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

Directors compliance statement

The directors acknowledge that they are responsible for securing the company’s compliance with its ‘relevant obligations’ as such term is defined in section 225(1) of the Companies Act 2014. The directors have not put in place the relevant arrangements as required by Section 225(2) of the Companies Act 2014 due to the fact that the company only became a public limited company on 1 December 2015 and that the company was not active during the two month period ending 31 December 2015.

Audit Committee

The directors of the company did not establish an audit committee of the board because the company only became a public limited company on December 2015 and the company was not active during the two month period ending 31 December 2015.

Post balance sheet events

Innocoll AG held an Extraordinary General Meeting of Shareholders in Munich, Germany on 30 January 2016 to consider proposals related to the proposed cross-border merger between the Innocoll AG and innocoll Holdings Public Limited Company. The proposal to consent to the Merger Proposal received 98.34% of the votes cast, which is in excess of the requirement to receive 75% of the votes cast to approve the Merger Proposal. The proposed merger was completed on 16 March 2016.

Auditors

The auditors, Grant Thornton, continue in office in accordance with section 383(2) of the Companies Act 2014.

This report was approved by the board on 24 May 2016 and signed on its behalf.

Joseph Wiley	Anthony Zook
Director	Director

Innocoll Holdings Public Limited Company

Directors’ Responsibilities Statement

For the Period Ended 31 December 2015

The directors are responsible for preparing the Directors’ Report and the financial statements in accordance with applicable law and Generally Accepted Accounting Practice in Ireland including the accounting standards issued by the Financial Reporting Council and promulgated by the Institute of Chartered Accountants in Ireland including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”.

Irish company law requires the directors to prepare financial statements for each financial year. Under the law, the directors have elected to prepare the financial statements in accordance with Irish Generally Accepted Accounting Practice in Ireland. Under company law, the directors must not approve financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Company as at the financial year end date and of the profit or loss of the company for that financial year and otherwise comply with the Companies Act 2014.

In preparing these financial statements, the directors are required to:

•	select suitable accounting politics for the Company financial statements and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether the financial statements have been prepared in accordance with applicable accounting standards, identify those standards, and note the effect and the reasons for any material departure from those standards; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps or causes to be kept adequate accounting records which correctly explain and record the transactions of the Company, enable at any time the assets, liabilities, financial position and profit or loss of the Company to be determined with reasonable accuracy, and enable the financial statements to be audited. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

On behalf of the board 24 May 2016

Joseph Wiley	Anthony Zook
Director	Director

Independent Auditors’ Report to the Members of Innocoll Holdings Public Limited Company

We have audited the financial statements of Innocoll Holdings Public Limited Company for the period ended 31 December 2015, which comprise the Profit and Loss Account, the Balance Sheet and the related notes. The financial reporting framework that has been applied in their preparation is Irish law and accounting standards issued by the Financial Reporting Council and promulgated by the Institute of Chartered Accountants in Ireland including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”.

This report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an Auditors’ Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and the Auditor

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view and otherwise comply with the Companies Act 2014. Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the financial statements:

•	give a true and fair view in accordance with Generally Accepted Accounting Practice in Ireland of the assets, liabilities and financial position of the Company as at 31 December 2015 and of its results for the period ended; and

•	have been properly prepared in accordance with the requirements of the Companies Act 2014.

Independent Auditors’ Report to the Members of Innocoll Holdings Public Limited Company

Matters on which we are required to report by the Companies Act 2014

•	We have obtained all the information and explanations which we consider necessary for the purposes of our audit.

•	In our opinion the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited.

•	The financial statements are in agreement with the accounting records.

•	In our opinion the information given in the Directors’ Report is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the provisions in the Companies Act 2014 which require us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions specified by law are not made.

Stephen Murray
for and on behalf of
Molyneux House	Grant Thornton
Bride Street	Chartered Accountants
Dublin 8	& Registered Auditors
Ireland

24 May 2016

Innocoll Holdings Public Limited Company

Profit and Loss Account

For the Period Ended 31 December 2015

The Company has not traded during the period or the preceding financial period. During these periods, the Company received no income and incurred no expenditure and therefore made neither profit or loss.

The notes on pages 8 to 11 form part of these financial statements.

Innocoll Holdings Public Limited Company

Balance Sheet

As at 31 December 2015

			31 December		31 October
			2015		2015
	Note		€		€
Current assets
Debtors amounts falling due within one year	4	25,000		100
		25,000		100
Total assets loss current liabilities			25,000		100

Net assets			25,000		100
Capital and reserves
Called up share capital presented as equity	5		25,000		100
Shareholders’ funds			25,000		100

The financial statements were approved and authorised for issue by the board on 24 May 2016.

Joseph Wiley	Anthony Zook
Director	Director

Date: 24 May 2016	Date: 24 May 2016

The notes on pages 8 to 11 form part of these financial statements.

Innocoll Holdings Public Limited Company

Notes to the Financial Statements

For the Period Ended 31 December 2015

1.	Accounting policies

1.1	Basis of preparation of financial statements

The financial statements have been prepared in accordance with Financial Reporting Standard 102, the Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland and Irish statute comprising of the Companies Act 2014.

Comparative information relates to the period from 28 May 2014 (date of incorporation) to 31 October 2015.

The preparation of financial statements in compliance with FRS 102 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies (see note 2).

1.2	Financial instruments

The Company only enters into basic financial instruments transactions that result in the recognition of financial assets and liabilities like trade and other accounts receivable and payable, loans from banks and other third parties, loans to related parties and investments in non-puttable ordinary shares.

Debt instruments (other than those wholly repayable or receivable within one year), including loans and other accounts receivable and payable, are initially measured at present value of the future cash flows and subsequently at amortised cost using the effective interest method. Debt instruments that are payable or receivable within one year, typically trade payables or receivables, are measured, initially and subsequently, at the undiscounted amount of the cash or other consideration, expected to be paid or received. However if the arrangements of a short-term instrument constitute a financing transaction, like the payment of a trade debt deferred beyond normal business terms or financed at a rate of interest that is not a market rate or in case of an out-right short-term loan not at market rate, the financial asset or liability is measured, initially, at the present value of the future cash flow discounted at a market rate of interest for a similar debt instrument and subsequently at amortised cost.

Investments in non-convertible preference shares and in non-puttable ordinary and preference shares are measured:

i)	at fair value with changes recognised in the Profit and Loss Account if the shares are publicly traded or their fair value can otherwise be measured reliably;

ii)	at cost less impairment for all other investments.

Financial assets that are measured at cost and amortised cost are assessed at the end of each reporting period for objective evidence of impairment. If objective evidence of impairment is found, an impairment loss is recognised in the Profit and Loss Account.

For financial assets measured at amortised cost, the impairment loss is measured as the difference between an asset’s carrying amount and the present value of estimated cash flows discounted at the asset’s original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

For financial assets measured at cost less impairment, the impairment loss is measured as the difference between an asset’s carrying amount and best estimate, which is an approximation of the amount that the Company would receive for the asset if it were to be sold at the balance sheet date.

Innocoll Holdings Public Limited Company

Notes to the Financial Statements

For the Period Ended 31 December 2015

1.	Accounting policies (continued)

1.2	Financial instruments (continued)

Financial assets and liabilities are offset and the net amount reported in the Balance Sheet when there is an enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivatives, including interest rate swaps and forward foreign exchange contracts, are not basic financial instruments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of derivatives are recognised in profit or loss in finance costs or income as appropriate. The company does not currently apply hedge accounting for interest rate and foreign exchange derivatives.

1.3	Taxation

Tax is recognised in the Profit and Loss Account, except that a change attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax charge is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the balance sheet date in the countries where the Company operates and generates income.

Innocoll Holdings Public Limited Company

Notes to the Financial Statements

For the Period Ended 31 December 2015

2.	Judgments in applying accounting policies and key sources of estimation uncertainty

Preparation of financial statements requires management to make significant judgements and estimates. However, due to the nature of the transactions during the period management has noted that during the period there were no significant judgements or estimates made.

3.	Employees

The Company has no employees other than the directors, who did not receive any remuneration (2015 -€NIL).

4.	Debtors

	31 December	31 October
	2015	2015
	€	€

Other debtors	25,000	-
Called up share capital not paid	-	100
	25,000	100

The other debtors represents cash held by the company’s solicitor on behalf of the company.

5.	Share capital

	31 December	31 October
	2015	2015
	€	€
Authorised
200,000 (31 October 2015 - 100,000) Ordinary shares of €1 each	200,000	100,000
1,025,000,000 Ordinary shares of $0.01 each	9,380,430	-
	9,580,430	100,000
Allotted, called up and fully paid
25,000 Ordinary shares of €1 each	25,000	-
Allotted, called up and unpaid
Nil (31 October 2015 - 100) Ordinary shares of €1 each	-	100

Innocoll Holdings Public Limited Company

Notes to the Financial Statements

For the Period Ended 31 December 2015

5.	Share capital (continued)

During the period the company authorised an additional 100,000 of €1 ordinary shares and 1,025,000,000 of $0.01 ordinary shares. In December 2015 the company entered into a draft cross border merger agreement with Innocoll AG. Under the terms of this agreement Innocoll AG being the transferor company would transfer all assets and liabilities to Innocoll Holdings Public Limited Company being the successor company. The proposed merger was completed on 16 March 2016.

6.	Controlling party

At the year ended, the ultimate controlling party is Innocoll AG, a German stock corporation with a registered office at Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland.

7.	First time adoption of FRS 102

The policies applied under the entity’s previous accounting framework are not materially different to FRS 102 and have not impacted on equity or profit or loss.

8.	Post balance sheet events

Innocoll AG held an Extraordinary General Meeting of Shareholders in Munich, Germany on 30 January, 2016 to consider proposals related to the proposed cross-border merger between the Innocoll AG and Innocoll Holdings Public Limited Company. The proposal to consent to the Merger Proposal received 98.34% of the votes cast, which is in excess of the requirement to receive 75% of the votes cast to approve the Merger Proposal. The proposed merger was completed on 16 March 2016.

9.	Approval of financial statements

The board of directors approved these financial statements for issue on 24 May 2016.

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